SENT BY: SECETARIAL DEPT; 1- 3- 3 11:10AM; 603 20306620 => 202 942 9525; #1

GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. [redacted] Lumpur, Malaysia.
Tel : 03-261 2288, 202 2288 Fax : 03-261 5304 Telex : MA 3002

Exemption No. 82-4962

03007231

28 February 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

BY FAX
FAX # 001-202-942-9525

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the Recurrent Related Party Transaction of a revenue or trading nature for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

Encls...
F:\USERS\SEC\ELIF\Letters\ADR.doc

3/11

Exemption No. 82-4962

Form Version 2.0

General Announcement

Ownership transfer to **GENTING** on **28-02-2003 11:45:24 AM**
Submitted by **GENTING** on **28-02-2003 06:22:45 PM**
Reference No **GG-030228-42C6E**

Submitting Merchant Bank (If applicable)	:	
Submitting Secretarial Firm Name (If applicable)	:	
* Company name	:	**GENTING BERHAD**
* Stock name	:	**GENTING**
* Stock code	:	**3182**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

GENTING BERHAD ("GENTING" OR "THE COMPANY")

RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

* **Contents :-**

1. **INTRODUCTION**

The Board of Directors of Genting wishes to announce that the Company and/or its subsidiaries ("Genting Group" or the "Group") had entered or will enter into recurrent related party transactions of a revenue or trading nature, which are necessary for its day-to-day operations with certain related parties of Genting ("Recurrent Transactions").

2. **DETAILS OF THE RECURRENT TRANSACTIONS**

Genting is principally an investment holding and management company, whilst the principal activities of its subsidiaries include leisure and hospitality, gaming and entertainment businesses, plantations, property development and management, tours and travel related services, investments, manufacturing and trading in paper related products and oil and gas exploration. The principal activities of its associated companies include cruise related operations and the generation and supply of electric power.

The Genting Group in the ordinary course of business enter into recurrent related party transactions of a revenue or trading nature, which are necessary for the day-to-day operations with certain related parties of Genting. Such Recurrent Transactions have been carried out or will be carried out on an arm's length basis and on commercial terms which are not more favourable to the related parties than those generally available to the public and which will not be detrimental to the minority shareholders of the Company. The Recurrent Transactions are disclosed in Table 1.

3. **FINANCIAL EFFECTS OF THE RECURRENT TRANSACTIONS**

The Recurrent Transactions will not have any effect on the issued and paid-up share capital and substantial shareholders' shareholdings of Genting, and is not expected to have a material effect on the net tangible assets per share and earnings per share of the Genting Group.

4. **DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS**

The interests of the Directors of Genting in the Recurrent Transactions are set out in Table 1. Save as disclosed in Table 1 and as far as the Directors are aware, none of the other Directors or major shareholders of Genting or persons connected to them has any interest, direct or indirect, in the Recurrent Transactions.

5. **DIRECTORS' RECOMMENDATION**

The Directors, after due consideration of all aspects of the Recurrent Transactions, are of the opinion that the Recurrent Transactions are in the best interests of the Company.

Yours faithfully
GENTING BERHAD

Tun Mohammed Hanif bin Omar
Deputy Chairman

RPT2003 (announcement).xls

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Exemption No. 82-4962

Table 1

RELATED PARTY TRANSACTIONS FOR YEAR 2003 - RWB GROUP

GB &/or its subsidiaries	Transacting party	Nature of relationship	Nature of transaction	Estimated value for the year 2003 RM'000
Genting Berhad ("GB")	Resorts World Bhd ("RWB") Group	RWB is a 55.2% owned subsidiary of GB. Tan Sri Lim Goh Tong - Chairman, shareholder and share option holder of GB - Chairman and share option holder of RWB Tan Sri Lim Kok Thay - President and Chief Executive, shareholder and share option holder of both GB and RWB - member of the family of Tan Sri Lim Goh Tong Tun Mohammed Hanif b Omar - Deputy Chairman, shareholder and share option holder of both GB and RWB Mr Quah Chek Tin - Executive Director, shareholder and share option holder of GB - Executive Director, Chief Operating Officer and shareholder of RWB Tan Sri Mohd Amin b Osman - Director, shareholder and share option holder of GB - shareholder of RWB Tan Sri Dr Lin See Yan - director of GB and RWB Mr Justin Tan Wah Joo - share option holder of GB - Executive Director and share option holder of RWB	Provision of shared services to RWB in relation to tax, treasury, internal audit, corporate affairs, secretarial and human resources function.	4,100
Genting Worldcard Services Sdn Bhd ("GWSSB")	Resorts World Bhd ("RWB") Group	GWSSB is a wholly owned subsidiary of GB. GB's Directors' interest in RWB as above. Mr Lee Choong Yan - Director of GWSSB - Executive Vice President - Resorts of RWB, shareholder and share option holder of RWB	Provision of management and promotion of loyalty programme for Genting World Card.	6,570
		TOTAL VALUE OF TRANSACTIONS WITH RWB GROUP C/F		10,670

Exemption No. 82-4962

RELATED PARTY TRANSACTIONS FOR YEAR 2003 - RWB GROUP

GB &/or its subsidiaries	Transacting party	Nature of relationship	Nature of transaction	Estimated value for the year 2003 RM'000
		TOTAL VALUE OF TRANSACTIONS WITH RWB GROUP B/F		10,670
E-Genting Sdn Bhd ("EGSB")	Resorts World Bhd ("RWB") Group	EGSB is a wholly owned subsidiary of GB. GB's Directors' interest in RWB as above. Mr Justin Tan Wah Joo - Director of EGSB - share option holder of GB - Executive Director and share option holder of RWB Ms Chiew Sow Lin - Director of EGSB - shareholder and share option holder of GB - shareholder of RWB	Provision of information technology consultancy, development, implementation, support and maintenance service for SAP system, Data Centre Shared Services, DRS system and other management services : System planning, software management and consultancy Management services Equipment rental, maintenance and user charges Other adhoc suppport Licence fee for table games and slot machines	 1,600 450 3,800 10 900 6,960
			Project budget : Genting Hospitality and Property Management System server upgrade and new projects eProcurement and datawarehousing Hardware rental	 2,300 4,500 3,500 10,300
Genting Information Knowledge Enterprise Sdn Bhd ("GIKE")	Resorts World Bhd ("RWB") Group	GIKE is a wholly owned subsidiary of GB. GB's Directors' interest in RWB as above. Mr Justin Tan Wah Joo - Director of GIKE - share option holder of GB - Executive Director and share option holder of RWB Ms Chiew Sow Lin - Director of EGSB - shareholder and share option holder of GB - shareholder of RWB	Provision of Customer Interaction Centre services for reservation of rooms, show, theme park, etc Provision of information technology development, support and maintenance service : E-Commerce Web content development Customer Relation Management infrastructure Software development	 6,881 1,200 2,100 2,300 810 6,410
Genting Highlands Tours and Promotion Sdn Bhd ("GHTP")	Resorts World Bhd ("RWB") Group	GHTP is a wholly owned subsidiary of GB. GB's Directors' interest in RWB as above. Tan Sri Alwi Jantan - Director of GHTP - Executive Director, shareholder and share option holder of RWB	Rental charges for office in Segambut, Kuala Lumpur	843
GB and its subsidiaries ("GB")	Resorts World Bhd ("RWB") Group	GB's Directors' interest in RWB as above.	Purchase of air tickets.	1,640 2,483
		TOTAL VALUE OF TRANSACTIONS WITH RWB GROUP		43,704

Exemption No. 82-4962

RELATED PARTY TRANSACTIONS FOR YEAR 2003 - ADB GROUP

GB &/or its subsidiaries	Transacting party	Nature of relationship	Nature of transaction	Estimated value for the year 2003 RM'000
Genting Berhad ("GB")	Asiatic Development Bhd ("ADB") Group	ADB is a 54.9% owned subsidiary of GB. Tan Sri Lim Goh Tong - Director, shareholder and share option holder of GB and ADB Tan Sri Lim Kok Thay - Director, shareholder and share option holder of GB and ADB Tan Sri Mohd Amin bin Osman - Director, shareholder and share option holder of GB and ADB Dato' Baharuddin bin Musa - Director, shareholder and share option holder of ADB - Shareholder of GB (indirect) Mr Quah Chek Tin - Director of GB and ADB - Shareholder and share option holder of GB	Provision of shared services to ADB covering secretarial, treasury, tax and other services. Fee is payable yearly in arrears	810
Setiacahaya Sdn Bhd ("SSB")	ADB	SSB is a 50 : 50 joint-venture company between GB and ADB. GB's Directors' interests in ADB as above. Mr Yong Chee Kong - Director of SSB and share option holder of ADB	Rental payable by ADB to SSB for the provision of a staff holiday bungalow in Kuantan.	20
Genting Management and Consultancy Services Sdn Bhd ("GMC")	ADB	GMC is a wholly owned subsidiary of GB. GB's Directors' interests in ADB as above.	Provision of share registration services by GMC at a monthly fee of RM1,000.	12
E-Genting Holdings Sdn Bhd and its wholly owned subsidiaries ("E-Genting Group")	ADB	E-Genting Group is a wholly owned group of subsidiaries of GB. GB's Directors' interests in ADB as above.	Provision of IT management and support related services by E-Genting Group.	240
			Sale of computers and peripherals by E-Genting Group.	178
			Rental of equipment and its related services	50
			Provision of software support services by GIKE	240
		TOTAL VALUE OF TRANSACTIONS WITH ADB GROUP		1,548

Exemption No. 82-4962

RELATED PARTY TRANSACTIONS FOR YEAR 2003 - GENTING SANYEN GROUP

GB &/or its subsidiaries	Transacting party	Nature of relationship	Nature of transaction	Estimated value for the year 2003 RM'000
Genting Sanyen Industrial Paper Sdn Bhd ("GSIP")	PC Installation & Contracting Sdn Bhd	GSIP is a 97.7% owned subsidiary of GB. Tun Mohammed Hanif b Omar's son-in-law, En Ibrahim Othman, is an executive director and substantial shareholder of PC Installation & Contracting Sdn Bhd	Mechanical & electrical services and installation	2,310
		TOTAL VALUE OF TRANSACTIONS WITH PC INSTALLATION & CONTRACTING SDN BHD		**2,310**

GENTING BERHAD
(Incorporated in Malaysia under Company No. 7916-A)

Exemption No. 82-4962

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel : 03-261 2288, 202 2288 Fax : 03-261 5304 Telex : MA 30022.

28 February 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX
FAX # 001-202-942-9525

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the Quarterly Report comprising the condensed Income Statement, Balance Sheet, Statement of Changes in Equity, Cash Flow Statement and Explanatory Notes for the fourth quarter ended 31 December 2002 and the Audited Results of the Group for the financial year ended 31 December 2002 for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Encls...
\\GB\SYS\USERS\SEC\ELIE\Letters\ADR.doc

Exemption No. 82-4962

Form Version 2.0

Financial Results

Ownership transfer to GENTING on 28-02-2003 05:36:48 PM
Submitted by **GENTING** on **28-02-2003 06:23:53 PM**
Reference No **GG-030228-4CB3C**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**GENTING BERHAD**
* Stock name	:	**GENTING**
* Stock code	:	**3182**
* Contact person	:	**TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

Part A1 : QUARTERLY REPORT

*** Quarterly report for the financial period ended**	:	**31-12-2002**
*** Quarter**	:	○ **1 Qtr** ○ **2 Qtr** ○ **3 Qtr** ● **4 Qtr** ○ **Other**
*** Financial Year End**	:	**31-12-2002**
*** The figures**	:	○ **have been audited** ● **have not been audited**

Please attach the full Quarterly Report here:

4th Grp Qtrly-Rept-2002.doc

Remarks:
THE FIGURES FOR THE CUMULATIVE PERIOD HAVE BEEN AUDITED.

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31-12-2002**

		16	16	16	16
1	Revenue				
2	Profit/(loss) before tax				

3	Profit/(loss) after tax and minority interest	172,643	[illegible]	[redacted]
4	Net profit/(loss) for the period	172,643	[illegible]	[redacted]
5	Basic earnings/(loss) per share (sen)	24.51	[illegible]	[redacted]
6	Dividend per share (sen)	13.50	[illegible]	[redacted]
		AS AT END OF CURRENT QUARTER		[redacted]
7	Net tangible assets per share (RM)		[illegible]	[redacted]

Remarks :
THE FIGURES FOR THE CUMULATIVE PERIOD HAVE BEEN AUDITED.

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		[illegible]	[illegible]	[redacted]
1	Profit/(Loss) from operations	[illegible]	[illegible]	[redacted]
2	Gross interest income	[illegible]	[illegible]	[redacted]
3	Gross interest expense	[illegible]	[illegible]	[redacted]

Note: The above information is for the Exchange internal use only.

Exemption No. 82-4962

GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)
Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937
50930 Kuala Lumpur, Malaysia. Tel: 03-21612288, Fax: 03-21615304 Telex: MA 30022
Website: http://www.genting.com.my

FOURTH QUARTERLY REPORT

Quarterly report on consolidated results for the financial year ended 31 December 2002. The figures for the cumulative period have been audited.

CONDENSED CONSOLIDATED INCOME STATEMENT FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002

	(UNAUDITED) INDIVIDUAL QUARTER		(AUDITED) CUMULATIVE PERIOD	
	CURRENT YEAR QUARTER 31/12/2002 RM'000	PRECEDING YEAR CORRES-PONDING QUARTER 31/12/2001 RM'000	CURRENT YEAR-TO-DATE 31/12/2002 RM'000	PRECEDING YEAR CORRES-PONDING PERIOD 31/12/2001 RM'000
Revenue	924,914	857,987	3,534,686	3,148,376
Cost of sales	(496,657)	(422,074)	(1,935,670)	(1,891,539)
Gross profit	428,257	435,913	1,599,016	1,256,837
Other income	61,876	29,718	116,691	118,791
Other expenses	(114,898)	(102,024)	(325,926)	(366,094)
Profit from operations	375,235	363,607	1,389,781	1,009,534
Finance cost	(18,944)	(16,354)	(67,938)	(77,596)
Share of results of associated companies	3,974	(43,843)	206,541	102,704
Gain on dilution of Group's interest in associated company	-	-	31,132	-
Profit from ordinary activities before taxation	360,265	303,410	1,559,516	1,034,642

GENTING BERHAD
CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002 (cont'd)

Exemption No. 82-4962

	(UNAUDITED) INDIVIDUAL QUARTER		(AUDITED) CUMULATIVE PERIOD	
	CURRENT YEAR QUARTER 31/12/2002 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/12/2001 RM'000	CURRENT YEAR-TO-DATE 31/12/2002 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2001 RM'000
Taxation	(119,092)	(109,823)	(452,687)	(386,260)
Profit from ordinary activities after taxation	241,173	193,587	1,106,829	648,382
Minority shareholders' interests	(68,530)	(49,941)	(345,448)	(194,738)
Net profit for the period	172,643	143,646	761,381	453,644
Basic earnings per share (sen)	24.51	20.39	108.10	64.41
Diluted earnings per share (sen)	24.50	N/A	108.06	N/A

N/A – Not applicable

(The Condensed Consolidated Income Statement should be read in conjunction with the Annual Report for the financial year ended 31 December 2001).

GENTING BERHAD
CONDENSED CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER 2002

	(AUDITED) AS AT 31 DEC 2002 RM'000	(AUDITED) AS AT 31 DEC 2001 RM'000
NON-CURRENT ASSETS		
Property, plant and equipment	4,881,449	4,721,377
Real property assets	525,088	621,886
Associated companies	2,431,178	2,030,551
Other long term and deferred assets	53,881	25,918
CURRENT ASSETS		
Property development	86,957	117,509
Inventories	251,671	213,167
Trade & other receivables	313,175	247,728
Amount due from associated companies	1,169	1,510
Short term investments	1,269,371	884,423
Bank balances and deposits	1,626,318	1,357,026
	3,548,661	2,821,363
LESS CURRENT LIABILITIES		
Trade & other payables	537,933	658,719
Short term borrowings	512,776	99,798
Taxation	260,704	216,397
	1,311,413	974,914
NET CURRENT ASSETS	2,237,248	1,846,449
	10,128,844	9,246,181
FINANCED BY		
SHARE CAPITAL	352,169	352,169
RESERVES	6,118,447	5,447,979
SHAREHOLDERS' EQUITY	6,470,616	5,800,148
MINORITY INTERESTS	2,432,810	2,150,530
NON-CURRENT LIABILITIES		
Long term loans	929,788	1,084,588
Other long term and deferred liabilities	295,630	210,915
Total non-current liabilities	1,225,418	1,295,503
	10,128,844	9,246,181
NET TANGIBLE ASSETS PER SHARE (RM)	9.19	8.23

(The Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Report for the financial year ended 31 December 2001).

Exemption No. 82-4962

GENTING BERHAD
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002 (AUDITED)

	Non-Distributable				Distributable	
	Share Capital RM'000	Share Premium RM'000	Revaluation Reserve RM'000	Reserve on Exchange Differences RM'000	Unappropriated Profit RM'000	Total RM'000
Balance at 1 January 2001 as previously reported	352,169	97,803	384,548	54,053	4,495,517	5,384,090
Prior period adjustment - Proposed final dividend for year ended 31 December 2000	-	-	-	-	63,390	63,390
As restated	352,169	97,803	384,548	54,053	4,558,907	5,447,480
Net profit/(loss) not recognised in the income statement	-	-	(640)	(4,623)	640	(4,623)
Net profit/(loss) for the period	-	-	-	-	453,644	453,644
Appropriation:						
Dividends - final paid for year ended 31 December 2000 (12.5 sen less 28% income tax)	-	-	-	-	(63,390)	(63,390)
- interim paid for current period (6.5 sen less 28% income tax)	-	-	-	-	(32,963)	(32,963)
- final proposed for year ended 31 December 2001 (12.5 sen less 28% income tax)	-	-	-	-	(63,390)	(63,390)
Balance at 31 December 2001 as previously reported	**352,169**	**97,803**	**383,908**	**49,430**	**4,853,448**	**5,736,758**
Prior period adjustment - Proposed final dividend for year ended 31 December 2001 - Refer Note I (a)	-	-	-	-	**63,390**	**63,390**
As restated	**352,169**	**97,803**	**383,908**	**49,430**	**4,916,838**	**5,800,148**
Net profit/(loss) not recognised in the income statement	-	-	**(1,690)**	**7,976**	**1,690**	**7,976**
Net profit/(loss) for the period	-	-	-	-	**761,381**	**761,381**
Appropriation:						
Dividends - final paid for year ended 31 December 2001 (12.5 sen less 28% income tax)	-	-	-	-	**(63,390)**	**(63,390)**
- interim paid for current period (7.0 sen less 28% income tax)	-	-	-	-	**(35,499)**	**(35,499)**
Balance at 31 December 2002	**352,169**	**97,803**	**382,218**	**57,406**	**5,581,020**	**6,470,616**

(The Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the Annual Report for the financial year ended 31 December 2001).

GENTING BERHAD
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002

	(AUDITED) 2002 RM'000	(AUDITED) 2001 RM'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit from ordinary activities before taxation	1,559,516	1,034,642
Adjustments for:		
Depreciation of property, plant and equipment ("PPE")	279,807	264,894
Finance cost	67,938	77,596
Investments written down	33,350	50,678
Provision for/(write-back of) retirement gratuities	28,829	(3,915)
Gain arising on dilution of interest in associated company	(31,132)	-
Interest income	(56,673)	(50,368)
Share of results of associated companies	(206,541)	(102,704)
Write-off of goodwill on acquisition of additional interest in associated/subsidiary companies	-	61,121
Exploration cost written off	-	107,070
Other non-cash items and adjustments	(11,789)	(32,930)
	103,789	371,442
Operating profit before changes in working capital	1,663,305	1,406,084
Net change in current assets	(69,406)	9,195
Net change in current liabilities	3,200	78,069
	(66,206)	87,264
Cash generated from operations	1,597,099	1,493,348
Taxation paid	(359,037)	(403,683)
Other net operating receipts	18,068	4,922
	(340,969)	(398,761)
NET CASH INFLOW FROM OPERATING ACTIVITIES	1,256,130	1,094,587
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of PPE	(574,384)	(738,336)
Investment in associated company	(202,010)	-
Increase in investments and other long term assets	(45,394)	(32,506)
Interest received	52,633	50,305
Proceeds from disposal of investments	77,735	102,062
Proceeds from disposal of PPE and real property assets	124,625	39,395
Disposal of an indirect subsidiary company	-	387,941
Purchase of additional shares from minority shareholders	-	(44,493)
Exploration cost incurred	-	(73,161)
Other net receipts from investing activities	5,674	5,948
NET CASH USED IN INVESTING ACTIVITIES	(561,121)	(302,845)

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002 (cont'd)

	(AUDITED) 2002 RM'000	(AUDITED) 2001 RM'000
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividend paid	(98,889)	(96,353)
Dividend paid to minority shareholders	(66,908)	(63,660)
Finance cost paid	(69,561)	(71,988)
Net bank borrowings	257,910	392,602
Other net payments from financing activities	-	(11,996)
NET CASH INFLOW FROM FINANCING ACTIVITIES	22,552	148,605
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	717,561	940,347
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE FINANCIAL YEAR	2,043,174	1,103,453
EFFECT OF CURRENCY TRANSLATION	6,020	(626)
CASH AND CASH EQUIVALENTS AT END OF THE FINANCIAL YEAR	2,766,755	2,043,174
ANALYSIS OF CASH AND CASH EQUIVALENTS		
Bank balances and deposits	1,626,318	1,357,026
Money market instruments (included in Short term investments)	1,140,514	688,456
	2,766,832	2,045,482
Bank overdrafts (included in Short term borrowings)	(77)	(2,308)
	2,766,755	2,043,174

(The Condensed Consolidated Cash Flow Statement should be read in conjunction with the Annual Report for the financial year ended 31 December 2001).

GENTING BERHAD

NOTES TO THE INTERIM FINANCIAL REPORT – 4TH QUARTER ENDED 31 DECEMBER 2002

(I) Compliance with MASB 26: Interim Financial Reporting

(a) Accounting Policies and Methods of Computation

The interim financial report has been prepared in accordance with MASB 26 "Interim Financial Reporting" and paragraph 9.22 of the Kuala Lumpur Stock Exchange ("KLSE") Listing Requirements. The figures for the cumulative period have been audited.

The interim financial report should be read in conjunction with the audited financial statements of the Group for the year ended 31 December 2001.

The accounting policies and methods of computation adopted for the interim financial statements are consistent with those adopted for the annual audited financial statements for the year ended 31 December 2001 as well as new approved accounting standards which are effective and applicable in the current financial year.

Consequently, in compliance with MASB 19, Events After the Balance Sheet Date, dividends proposed by the Directors after the balance sheet date are no longer recognised as a liability at the balance sheet date. As a result, the Group's unappropriated profit at the beginning of the year has been adjusted by a prior period adjustment as follows:

Unappropriated profit at beginning of the year:

	RM'000
As previously reported	4,853,448
Prior period adjustment – Proposed final dividend for financial year ended 31 December 2001	63,390
As restated	4,916,838

The above restatement of the Group's unappropriated profit at the beginning of the year has the effect of increasing the Net Tangible Assets per share from RM8.14 to RM8.23.

(b) Disclosure of Audit Report Qualification and Status of Matters Raised

The audit report of the Group's annual financial statements for the year ended 31 December 2001 did not contain any qualification.

(c) Seasonal or Cyclical Factors

On an overall basis, the business operations of the Group's Leisure & Hospitality Division and Plantation Division are subject to seasonal fluctuations whilst the Paper Division is subject to cyclical fluctuations. The results of the Leisure & Hospitality Division are affected by major festive seasons and holidays. The production of fresh fruit bunches is seasonal in nature and normally peaks in the second half of the year. More detailed commentary is set out in Notes 1 and 2 in Part II of this interim financial report.

(d) **Unusual Items Affecting Assets, Liabilities, Equity, Net Income or Cash Flow**

The nature and amount of items which were unusual are as follows:

i) Net profit for the current quarter and financial year-to-date included investment written down of RM29.2 million and RM30.1 million respectively by Resorts World Bhd, a 55.2% owned subsidiary of the Company.

ii) Net profit for the current financial year-to-date included a gain of RM31.1 million arising on dilution of the Group's interest in Star Cruises Limited, an associated company of the Group.

iii) On 27 September 2002, Asiatic Development Berhad, a 54.9% owned subsidiary of the Company completed the acquisition of 13,864 acres of plantation land with a 30 tonne per hour palm oil mill at Bukit Garam, District of Kinabatangan, Sabah, by two of its subsidiary companies, from Abadi Mewah Sdn Bhd and its related companies. The acquisition has resulted in an increase in the net book value of property, plant and equipment of the Plantation Division amounting to RM134.0 million.

iv) On 4 December 2002, Genting Australia Investments Holding Pty Ltd, a wholly owned subsidiary of Genting International PLC, which in turn is a 62.2% owned subsidiary of the Company, completed the disposal of its interest in the Regent Development site in Sydney, Australia to subsidiaries of Centrepoint Properties Limited, the property arm of Fraser & Neave Group for a cash consideration of AUD58.5 million (equivalent to RM120.9 million). The disposal has resulted in a reduction in the 'Real Property assets' of the Group by RM102.9 million.

(e) **Material Changes in Estimates**

There have been no significant changes made in estimates of amounts reported in prior interim periods of the current financial year-to-date or changes in estimates of amounts reported in prior financial years.

(f) **Changes in Debt and Equity Securities**

Other than a repayment of redeemable fixed rate secured bonds of RM82.0 million by an indirect subsidiary company, there were no other issuance, resale and repayment of debt and equity securities, shares cancellation and shares repurchased for the current financial year-to-date.

(g) **Dividends Paid**

Dividends paid during the current financial year-to-date are as follows:

		RM'000
i)	Final dividend of 12.5 sen per ordinary share of 50 sen each, less 28% tax, for the financial year ended 31 December 2001 paid on 30 July 2002.	63,390
ii)	Interim dividend of 7.0 sen per ordinary share of 50 sen each, less 28% tax, for the financial year ended 31 December 2002 paid on 31 October 2002.	35,499
		98,889

(b) **Segment Information**

Segment analysis for the current financial year-to-date is set out below:

	Leisure & Hospitality RM'000	Plantations RM'000	Properties RM'000	Paper RM'000	Oil & Gas RM'000	Others RM'000	Eliminations RM'000	Total RM'000
4th Quarter ended 31 December 2002:								
Revenue								
External	2,688,014	257,124	55,985	388,042	51,383	94,138	-	3,534,686
Inter segment	6,335	-	15,737	-	-	65,998	(88,070)	-
	2,694,349	257,124	71,722	388,042	51,383	160,136	(88,070)	3,534,686
Results								
Segment profit/(loss)	1,195,521	104,146	37,590	21,977	(9,957)	(18,049)	1,880	1,333,108
Interest income	-	-	-	-	-	-	-	56,673
Finance cost	-	-	-	-	-	-	-	(67,938)
Share of profit/(loss) of associated companies	88,661	2,850	1,548	-	-	113,482	-	206,541
Gain on dilution of associated company	31,132	-	-	-	-	-	-	31,132
Profit from ordinary activities before taxation	-	-	-	-	-	-	-	1,559,516
Taxation	-	-	-	-	-	-	-	(452,687)
Profit from ordinary activities after taxation	-	-	-	-	-	-	-	1,106,829
Minority shareholders' interests	-	-	-	-	-	-	-	(345,448)
Net profit for the period	-	-	-	-	-	-	-	761,381

(i) Valuation of Property, Plant and Equipment

Property, plant and equipment, which are stated at revalued amounts, have been brought forward without amendment from the previous annual financial statements.

(j) Material Events Subsequent to the End of Financial Period

There were no material events subsequent to the end of the interim period that have not been reflected in the financial statements for the current financial year ended 31 December 2002.

(k) Changes in the Composition of the Group

There were no material changes in the composition of the Group during the current financial year-to-date.

(l) Changes in Contingent Liabilities or Contingent Assets

There were no material changes in the contingent liabilities or contingent assets since 31 December 2001, other than that disclosed in Note 11 in Part II of this interim financial report.

(m) Capital Commitments

Authorised capital commitments not provided for in this interim financial report as at 31 December 2002 are as follows:

	RM'000
Contracted	607,760
Not contracted	492,938
	1,100,698
Analysed as follows:	
- Property, plant and equipment	743,074
- Investments	352,462
- Others	5,162
	1,100,698

GENTING BERHAD

ADDITIONAL INFORMATION REQUIRED BY THE LISTING REQUIREMENTS OF THE KUALA LUMPUR STOCK EXCHANGE – 4TH QUARTER ENDED 31 DECEMBER 2002

(II) Compliance with Appendix 9B of the Listing Requirements

1. Review of Performance

The Group registered a revenue and profit before tax of RM924.9 million and RM360.3 million in the current quarter as compared to a revenue and profit before tax of RM858.0 million and RM303.4 million respectively in the previous year corresponding quarter.

The improved performance in the current quarter is mainly due to the lower share of losses of Star Cruises Limited ("SCL"), an associated company of the Group. The share of losses of SCL in the current quarter is RM25.1 million compared to RM76.2 million in the previous year corresponding quarter.

However, the profit from operations of the Leisure & Hospitality Division was lower in the current quarter due mainly to investment written down and fixed assets written off of RM38.7 million. The profit before tax of the Plantation Division has improved in the current quarter mainly attributable to higher palm product prices and the profit contribution from the newly acquired plantation land at Bukit Garam, Sabah.

The Group registered a revenue and profit before tax of RM3,534.7 million and RM1,559.5 million respectively for the current financial year-to-date as compared to a revenue and profit before tax of RM3,148.4 million and RM1,034.6 million respectively in the previous year corresponding period.

The previous year corresponding period's profit had been affected by exceptional charges of RM221.2 million relating to charges in respect of investments and exploration costs written off by the Oil & Gas Division.

The current financial year-to-date's profit also included a better underlying performance in the Leisure & Hospitality Division as a result of increase in visitor arrivals, a higher share of profit from SCL and the gain arising on dilution of SCL and lower financing costs. The increase in visitor arrivals is mainly due to the full opening of the 3,300 - room First World Hotel and First World Plaza in December 2001 and March 2002 respectively.

The Plantation Division's profit for the current financial year-to-date has also improved mainly attributable to higher palm product prices, profit contribution from the newly acquired plantation land at Bukit Garam, Sabah and better results from associated companies.

2. Material Changes in Profit Before Taxation for the Current Quarter as compared with the Immediate Preceding Quarter

The Group registered a profit before tax of RM360.3 million in the current quarter as compared to RM416.0 million in the preceding quarter.

The lower profit before tax is mainly due to share of losses of SCL of RM25.1 million in the current quarter as compared to a share of profit of RM70.2 million in the preceding quarter. The Leisure & Hospitality Division's profit before tax was also affected by the write-down of investment and fixed assets written off of RM38.7 million in the current quarter.

However, the underlying performance of the Leisure & Hospitality Division is better than the preceding quarter due to more festive and school holidays in the current quarter which resulted in increase in visitor arrivals to the Resort.

The Plantation Division's performance has improved mainly as a result of higher palm product prices, higher FFB production as well as profit contribution from the newly acquired plantation land at Bukit Garam, Sabah.

3. **Prospects**

In line with the government's policy to promote Malaysia as an international tourist destination, the Leisure & Hospitality Division's performance is expected to be satisfactory in the coming financial year. Prices of palm products have remained firm which will augur well for the Plantation Division. Barring unforeseen circumstances, the Group's performance is expected to be satisfactory for the coming financial year.

4. **Variance of Actual Profit from Forecast Profit**

The Group did not issue any profit forecast or profit guarantee for the year.

5. **Taxation**

The breakdown of tax charges for the current quarter and financial year-to-date are as set out below:

	Current quarter RM'000	Current financial year-to-date RM'000
Current taxation charge		
Malaysian income taxation charge	104,065	396,561
Foreign income taxation (credit)/charge	(100)	135
	103,965	396,696
Deferred taxation charge	2,657	10,160
Share of taxation of associated companies	7,412	34,130
	114,034	440,986
Prior period taxation		
Income tax under/(over) provided	2,246	(11,328)
Deferred tax under provided	2,812	23,029
	119,092	452,687

The effective tax rate of the Group for the current quarter, before adjustments for prior period taxation, is higher than the statutory tax rate mainly due to non-deductibility of certain expenses for tax purposes.

The effective tax rate of the Group for the current financial year-to-date, before adjustments for prior period taxation, closely approximates the statutory tax rate. However, the effective tax rate is marginally higher after including the adjustment for prior period taxation as shown above.

6. **Profit on Sale of Unquoted Investments and/or Properties**

The results for the current quarter and financial year-to-date do not include any profit or loss on sale of unquoted investments and properties which are not in the ordinary course of business of the Group.

7. **Quoted Securities other than Securities in Existing Subsidiary and Associated Companies**

(a) The dealings in quoted securities are as follows:

	Current quarter RM'000	Current financial year-to-date RM'000
Total purchase consideration	-	3,066
Total sales proceeds	-	77,734
Total profit/(loss) on sales	-	(3,124)

(b) The details of the investments in quoted shares, excluding subsidiary companies and associated companies, as at 31 December 2002 are as set out below:

	RM'000
Total investments at cost	196,590
Total investments at book value	129,146
Total investments at market value	132,921

8. **Status of Corporate Proposals Announced**

(a) On 26 April 2002, the Company announced that Mastika Lagenda Sdn Bhd ("Mastika"), an indirect 97.7% owned subsidiary of the Company, entered into a Sale and Purchase Agreement ("SPA") with Tenaga Nasional Berhad ("TNB") for the purchase of TNB's entire 20% equity interest ("Sale Shares") in Genting Sanyen Power Sdn Bhd ("GSP") for a total cash consideration of RM240 million ("The Proposed Acquisition"). An initial payment of 10% of the purchase consideration amounting to RM24 million has been paid and the balance of 90% will be paid on the Completion Date, which is 10 days after all Conditions Precedent are satisfied. Mastika currently holds a 40% stake in GSP. As at 21 February 2003, the unconditional approvals of the Foreign Investment Committee and the Economic Planning Unit of the Prime Minister's Department are still outstanding.

The Proposed Acquisition will not have any effect on the share capital of the Company. It is also not expected to have any material effect on the Net Tangible Assets per share and Earnings per share respectively of the Group. The completion of the Proposed Acquisition will render GSP a 60% owned subsidiary of Mastika.

(b) On 22 May 2002, the Company announced that Mastika had entered into a Share Sale Agreement ("SSA") with TNB on 21 May 2002 for the acquisition of TNB's 40% stake in Sepang Power Sdn Bhd for a total cash consideration of RM65.7 million ("Proposed Share Acquisition"). In the SSA, both parties have agreed that subject to the approval of all relevant authorities, SPSB's power plant will be developed as a coal fired power plant instead of a gas fired power plant as originally approved and will be commissioned no earlier than Year 2007.

An initial payment of 10% of the purchase consideration amounting to RM6.57 million has been paid and the balance of 90% will be paid on the Completion Date which is within 14 days after all Conditions Precedent are satisfied.

As at 21 February 2003, the completion of the Proposed Share Acquisition is still outstanding pending the execution of the shareholders' agreement.

9. Group Borrowings and Debt Securities

The details of the Group's borrowings and debt securities as at 31 December 2002 are as set out below:

	Secured/ Unsecured	Foreign Currency '000	RM Equivalent '000
Short term borrowings	Unsecured	USD 66,000 SGD 100,000 - AUD 100	252,091 221,608 39,000 77
Long term loans	Unsecured	USD 213,000 - -	809,400 115,000 5,388

10 Off Balance Sheet Financial Instruments

As at 21 February 2003, the Group has the following off balance sheet financial instruments:

(a) Foreign Currency Contracts

Currency	Contract Amounts '000	Transaction Dates	Expiry Dates
US Dollars	131,286	04/04/2002 to 07/02/2003	26/02/2003 to 25/07/2003
Euro	313	29/11/2002 to 27/12/2002	28/02/2003

As the above forward foreign currency contracts are entered into to cover the Group's commitments in foreign currencies, the contracted rates will be used to translate the underlying foreign currency transactions into Ringgit Malaysia. The above contracts are entered into with licensed banks.

(b) Singapore Dollar ("SGD")/US Dollar ("USD") Cross-Currency Swap ("CCS")

The Group issued Euro Medium Term Notes ("Notes") of SGD100 million at fixed interest rate on 26 May 2000. These Notes are due to mature on 26 May 2003.

The Group then entered into two CCS agreements, first on the issue date of the Notes and the second on 3 August 2000. The effect of the two CCS agreements is to convert the SGD Notes into a fixed rate USD liability.

The swaps terminate on the maturity of the loan, i.e. 26 May 2003.

(c) USD Interest Rate Swap ("IRS")

i) The Group also issued Notes for USD26 million on 16 June 2000. These Notes are due to mature on 16 June 2003.

The Group entered into an IRS agreement on 8 August 2000 and the effect of this transaction is to effectively fix the interest rate payable on that tranche of the loan.

The swaps terminate on the maturity of the loan, i.e. 16 June 2003.

ii) On 25 April 2001, the Group had drawndown a loan amounting to USD200 million which was subjected to a floating interest rate based on LIBOR.

Subsequently, the Group entered into IRS agreements as follows:

Contract Amounts USD'000	Transaction Date	Effective Date of Commencement	Maturity Dates
30,000	13 August 2001	25 October 2001	25/04/2003 to 25/04/2006
30,000	16 August 2001	25 October 2001	25/04/2003 to 25/04/2006
20,000	22 August 2001	25 October 2001	25/04/2003 to 25/04/2006
20,000	30 August 2001	25 October 2001	25/04/2003 to 25/04/2006
10,000	08 May 2002	25 July 2002	25/04/2005
10,000	08 May 2002	25 July 2002	25/04/2006

The above swaps effectively fix the interest rate payable on that tranche of the loan from the respective effective dates of commencement of contracts and up to their respective maturity dates as set out above.

iii) On 27 November 2002, the Group had drawndown a loan amounting to USD53 million which was subjected to a floating interest rate based on LIBOR.

The Group intends to enter into further interest rate swaps to manage the Group's exposure to interest rate fluctuations for the remaining portion of the loans amounting to USD133 million.

These instruments are executed with creditworthy financial institutions and the Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of their financial strength.

Derivative financial instruments, which include interest rate swap and currency swap agreements, are used in the Group's risk management of foreign currency and interest rate risk exposures of its financial liabilities.

The Group uses interest rate swap and currency swap agreements in order to limit the Group's exposure in relation to underlying debt instruments resulting from adverse fluctuations in interest rates or foreign currency exchange rates and to diversify sources of funding. The related interest differentials paid or received under the swap agreements are recognised over the terms of the agreements in interest expense. The underlying foreign currency liabilities, which have been effectively hedged by currency swap agreements, and designated as a hedge, are translated in the respective hedged currencies, at their prevailing rates as at the reporting date.

11. Changes in Material Litigation

On 30 October 2002, Asiatic Development Berhad ("ADB"), a 54.9% owned subsidiary of the Company, announced that it had been named as one of the defendants together with Tanjung Bahagia Sdn Bhd ("TBSB"), a wholly owned subsidiary of ADB and three other parties in the Writ of Summons dated 11 October 2002 in the High Court of Sabah and Sarawak at Kota Kinabalu ("the Suit"). The Suit was instituted by various natives claiming Native Customary Rights over the land acquired by TBSB from Hap Seng Consolidated Berhad, as announced on 20 June 2001, ("the Tongod land") or part thereof.

Subsequently, the plaintiffs had also applied for an interlocutory injunction to restrain ADB and TBSB from entering, trespassing, clearing, using or occupying the Tongod land or part thereof. The Court has yet to fix a date for the hearing of the injunction and the Suit. ADB's solicitors are of the opinion that the plaintiffs' action is unsustainable and misconceived and it is unlikely for the plaintiffs to succeed.

Other than the above, there are no other changes in material litigation since the last financial year ended 31 December 2001 and up to 21 February 2003.

12. **Dividend Proposed or Declared**

(a) i) A final ordinary dividend for the financial year ended 31 December 2002 has been recommended by the Directors for approval by shareholders;

ii) The recommended final dividend, if approved, will amount to 13.5 sen per ordinary share of 50 sen each, less 28% tax;

iii) The final dividend paid for the previous financial year ended 31 December 2001 was 12.5 sen per ordinary share of 50 sen each, less 28% tax; and

iv) The date of payment of the recommended final dividend shall be determined by the Directors and announced at a later date; and

(b) Total dividend payable for the current financial year ended 31 December 2002, including the above recommended final dividend, if approved, will amount to 20.5 sen per ordinary share of 50 sen each, less 28% tax.

13. **Earnings Per Share ("EPS")**

(a) The earnings used as the numerator in calculating basic and diluted earnings per share for the current quarter and financial year-to-date are as follows:

	Current quarter RM'000	**Current financial year-to-date RM'000**
Net profit for the period (used as numerator for the computation of Basic EPS)	172,643	761,381
Dilution of earnings on potential exercise of Employee Share Options ("ESOS") awarded to executives of Asiatic Development Berhad, a 54.9% owned subsidiary of the Company	(88)	(225)
Dilution of earnings on potential exercise of ESOS awarded to executives of Resorts World Bhd, a 55.2% owned subsidiary of the Company	(12)	(78)
Net profit for the period (used as numerator for the computation of Diluted EPS)	172,543	761,078

(b) The weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings per share for the current quarter and financial year-to-date are as follows:

	Current quarter No. of shares	Current financial year-to-date No. of shares
Weighted average number of ordinary shares in issue (used as denominator for the computation of Basic EPS)	704,338,954	704,338,954
Adjustment for share options granted under Tranche 2 of the New ESOS to executives of Genting Berhad	130	32
Weighted average number of ordinary shares in issue (used as denominator for the computation of Diluted EPS)	704,339,084	704,338,986

As at 31 December 2002, the Company has 679,000 and 7,052,000 unissued ordinary shares outstanding under the previous executive share option scheme ("Previous ESOS") and the new executive share option scheme ("New ESOS") respectively. The outstanding options under the Previous ESOS are due to expire on 15 December 2004. The New ESOS became effective on 12 August 2002 for a duration of ten years and expire on 11 August 2012. Tranche 1 of the New ESOS comprising of 6,988,000 ordinary shares was offered on 2 September 2002 whilst Tranche 2 comprising 64,000 ordinary shares was offered on 29 November 2002. The eligible executives of the Group who hold the outstanding options of the Previous ESOS are allowed to participate in the New ESOS provided that they surrender their outstanding options under the Previous ESOS before participating in the New ESOS.

By order of the Board

TAN SRI LIM GOH TONG
Chairman
28 February 2003